Zhengye Biotechnology Holding Limited

December 14, 2023

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Franklin Wyman
Daniel Gordon
Doris Stacey Gama
Joshua Gorsky

Re:	Zhengye Biotechnology Holding Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted November 17, 2023
CIK No. 0001975641

Ladies and Gentlemen:

This letter is in response to the letter dated November 28, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Zhengye Biotechnology Holding Limited (the “Company,” “we” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amendment No. 3 to Draft Registration Statement”) is being submitted to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Use of Proceeds, page 51

1. We note your response to our prior comment 2 and the addition of the “total” row in the table that shows the types of R&D projects the operating entity plans to conduct. Please amend to ensure that the total amounts are properly captured, or otherwise advise.

In response to the Staff’s comments, we revised our disclosure on page 51 of Amendment No. 3 to Draft Registration Statement to ensure that the total amounts are properly captured.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating expenses, page 65

2. Please describe and quantify research and development costs for individual projects sponsored by the Government of Jilin Province PRC, as discussed on pages 98-103.

In response to the Staff’s comments, we revised our disclosure on pages 98-103 of Amendment No. 3 to Draft Registration Statement to describe and quantify the research and development costs.

Industry

Analysis of Domestic Top Players’ Pet Vaccine Portfolio, page 80

3. We note your response to our prior comment 6 regarding the structure and results of your clinical trials. You state you are currently analyzing the test results and conclusions for project Feline Rhinotracheitis, Feline Rhino conjunctivitis and Feline Panleukopenia Triple Inactivated Vaccine. Please revise your disclosure to include a description of the trials that were conducted, including the structure of such trials.

In response to the Staff’s comments, we revised our disclosure on page 83 of Amendment No. 3 to Draft Registration Statement to include a description of the trials.

4. We note your disclosure that your clinical trials demonstrated that your vaccines associated with batch numbers 2022005 and 2021024 were “safe and effective.” Please tell us whether safety and efficacy determinations are solely within the purview of certain Chinese regulatory authorities. If so, please revise your disclosure to remove such claims or advise.

In response to the Staff’s comments, we revised our disclosure on page 81 of Amendment No. 3 to Draft Registration Statement by removing our disclosure that our vaccines associated with batch numbers 2022005 and 2021024 were “safe and effective.”

R&D, page 94

5. We note your disclosure regarding the strategic cooperation framework agreement that the operating entity entered into with Shanghai Veterinary Research Institute, and the subsequently executed Memorandum associated with this agreement. Please revise your disclosure here to note the duration of the agreement as well as the termination provisions of the agreement.

In response to the Staff’s comments, we revised our disclosure on page 95 of Amendment No. 3 to Draft Registration Statement to include the duration of the agreement as well as the termination provisions of the agreement.

Notes to the Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Basis of presentation, page F-32

6. Please provide disclosure required by Rule 3.03(d) of Regulation S-X.

In response to the Staff’s comments, we revised our disclosure on page F-32 of Amendment No. 3 to Draft Registration Statement.

Research and development expenses, page F-36

7. Please provide disclosure for your research and development activities as required by ASC 730-20-50, particularly a description and quantification of key terms governing the multiple research projects sponsored by the government of Jilin Province PRC, as discussed on pages 98-103.

The Company respectfully advises the Staff that the Company conducts research projects solely or cooperatively with third-parties. The associated costs incurred in these projects are solely funded by the Company. No research project agreement should be accounted in accordance with ASC 730-20. We revised our disclosure on pages 98 and F-37 of Amendment No. 3 to Draft Registration Statement to clarify the nature and extent of the agreements.

Intangible Assets, Net, page F-43

8. Please expand your disclosure to describe and quantify the intangible assets licensed under your agreements with Harbin Veterinary Research Institute, China Agricultural University and China Institute of Veterinary Drug Control, as discussed on pages 95-98.

In response to the Staff’s comments, we revised our disclosure on page F-44 of Amendment No. 3 to Draft Registration Statement.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Songlin Song
Name:	Songlin Song
Title:	Chief Executive Officer

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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